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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

Or

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                        to

COMMISSION FILE NUMBER 0-16960

GENLYTE THOMAS RETIREMENT
SAVINGS AND INVESTMENT PLAN

THE GENLYTE GROUP INCORPORATED 4360 BROWNSBORO ROAD, SUITE 300 LOUISVILLE, KENTUCKY 40207

GENLYTE THOMAS RETIREMENT SAVINGS AND

INVESTMENT PLAN

Financial Statements

As of December 31, 2001 and 2000 with Report of Independent Auditors

Genlyte Thomas Retirement Savings
and Investment Plan

Financial Statements and Schedule

Years ended December 31, 2001 and 2000

Report of Independent Auditors

The Plan Administrator
The Genlyte Thomas Retirement Savings and Investment Plan

        We have audited the accompanying statement of net assets available for benefits of the Genlyte Thomas Retirement Savings and Investment Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

        Our audit was performed for the purpose of forming an opinion on the 2001 financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 24, 2002

Genlyte Thomas Retirement Savings
and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments	$52,683,012	$52,981,224
Contributions receivable	2,362,844	2,363,020

Net assets available for benefits	$55,045,856	$55,344,244

See accompanying notes

Genlyte Thomas Retirement Savings
and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Net assets available for benefits, beginning of year	$55,344,244
Additions:
Employee contributions	6,014,612
Employer contributions	3,118,475
Interest and dividend income	1,293,785
Other	2,027

Total additions	10,428,899
Deductions:
Net depreciation in fair value of investments	(5,385,472)
Distributions and withdrawals	(5,341,815)

Total deductions	(10,727,287)

Net assets available for benefits, end of year	$55,045,856

See accompanying notes

Genlyte Thomas Retirement Savings
and Investment Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.    Description of Plan

General Information

        The Genlyte Group Incorporated and certain of its subsidiaries (collectively referred to herein as "Genlyte") adopted The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of July 3, 1988, as amended. Pursuant to an agreement entered into on April 28, 1998 between Thomas Industries (Thomas) and Genlyte, Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas Group LLC (the Company), effective as of August 30, 1998. As part of these transactions, the Company adopted and assumed the Plan and all rights and liabilities under the Plan and succeeded Genlyte as the sponsor of the Plan as of August 30, 1998. Effective as of January 1, 2000 the plan was renamed as the Genlyte Thomas Retirement Savings and Investment Plan.

        The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Putnam Fiduciary Trust Company is the trustee of the securities and other investments of the Plan.

Plan Amendments

        Employees at the Wide-Lite San Marcos, Texas Plant are no longer eligible to participate in the Plan as of December 31, 2000. Effective January 1, 2001, eligible participants at the San Marcos, Texas Plant (member of IBEW Local 1548) became eligible to participate in the Genlyte Thomas Consolidated Thrift Savings Plan. The account balances as of December 31, 2000 of participants employed at the Wide-Lite San Marcos, Texas facility remain part of and be subject to the terms of the Plan.

        Effective May 26, 2001, the plan has been amended to allow employees, of San Carlos, California, employed by Translite to be eligible for employer matching and non-matching contributions. Employees employed by Translite prior to May 26, 2001 will be credited with hours of service for the period employed prior to May 26, 2001.

        Effective August 31, 2001, the plan has been amended to allow employees of Entertainment Technology, Incorporated to be credited with hours of service for the period employed prior to August 31, 2001.

Participation

        Salaried participants are eligible to participate in the Plan upon commencement of employment. Hourly and collective bargaining employees, if stated in the collective bargaining agreement, are not eligible to participate until completing a minimum of six months of service at which time they will begin on any January 1 or July 1 following this six month period.

Contributions

        The Plan allows a participant to defer a portion of his or her compensation and have such amount contributed to the Plan (the "Income Deferral Feature"). The deferred compensation is contributed to the Plan from the participant's pre-tax wages for federal income tax purposes. The contribution is subject to Social Security tax and may also be subject to state and local taxation. Under the Income Deferral Feature, a participant may defer from 1% through 15% (in increments of 1%) of his or her compensation, or lesser amounts as may be restricted by the Pension and Benefits Committee (the "Committee"), subject to certain Internal Revenue Code limitations. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Contributions made under the Income Deferral Feature ("Salary Deferred Contributions") are deducted from each participant's compensation and are currently contributed by the Company to the Plan in the form of cash. The plan permits Salary Deferred Contributions, as elected by the participant, to be invested in whole or in part (in multiples of 5%) in any one or more investment funds offered by the Committee.

        The Plan also permits the Company to make both matching and non-matching contributions to the Plan. On the last day of each calendar quarter, eligible salaried participants and certain hourly participants will receive matching contributions in an amount equal to 50% of salary deferred contributions, up to a maximum match of 3% of compensation (subject to all of the restrictions and limitations set forth in the Plan), for qualified participants. Participants eligible for matching contributions must complete 12 months of employment with the Company before receiving matching contributions. The Company may make employer non-matching contributions at the sole discretion of the Company. The Company made non-matching contributions of $1,492,963 in 2001.

Vesting

        Participants are immediately vested in their voluntary contributions, plus earnings thereon, made under the Income Deferral Feature to the Plan. Company matching and non-matching contributions plus applicable earnings are vested at the rate of 10% after two years of service and 20% per year of service following the completion of three years of service. A participant is 100% vested after seven years of credited service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Distributions

        Generally, distributions can only be made from the Plan upon termination of employment (i.e., death, retirement or other separation from service) in the form of lump sum payments. Participants who have balances that were rolled over from a Thomas profit sharing plan will receive distributions in the form of a qualified joint and survivor annuity unless they elect the lump sum form of distribution. However, distributions can be made to participants while still employed from contributions made pursuant to the Income Deferral Feature only if they have reached age 59 1/2 or in the event of "financial hardship". A financial hardship is defined as an immediate and serious financial need of the participant. The amount which can be withdrawn due to financial hardship cannot exceed the amount required to meet the financial hardship, and no amount can be withdrawn if the needed funds are reasonably available from other resources. The Plan lists the specific criteria for determining if a hardship exists.

        Distributions are made in cash and/or Genlyte Group, Inc. common stock or Thomas Industries Inc. common stock.

2.    Summary of Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value, based upon readily available market quotations. The Plan provides for investment in various investments and investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

        The Company may elect to pay all expenses, including administrative expenses, of the Plan. Any expenses not borne by the Company will be paid by the trustee and borne by the Plan. The Company paid all expenses incurred by the Plan for 2001.

Use of Estimates in Preparation of Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affects the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

        Benefits are recorded when paid.

3.    Plan Investments

        At December 31, 2001, the investments of the Plan consist of the following mutual funds and common stocks. A brief description of each investment is provided below.

Investment	Description
Janus Aspen Balanced Fund	Fund seeks long term capital growth, consistent with the preservation of capital and balanced by current income.
PIMCO Total Return Fund	Fund seeks maximum total return, consistent with preservation of capital and prudent investment management.
Putnam Fund for Growth and Income	Fund invests mainly in attractively priced stocks of companies that offer long-term growth potential while also providing income.
Putnam Investors Fund	Fund invests primarily in stocks of large well-established companies that provide opportunities for growth over the long term.
Putnam Voyager Fund	Fund is a diversified multi-cap growth fund that invests primarily in stocks of midsize and large companies with the flexibility to invest in stocks of any size across a wide range of industries.
Putnam OTC and Emerging Growth Fund	Fund invests mainly in stocks of small to midsize emerging growth companies.
Putnam Asset Allocation: Balanced Portfolio Fund	Fund consists of three separate sub-portfolios designed to meet the differing needs of investors as they move through various life stages.
Putnam S&P 500 Index Fund	Fund is for investors seeking a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of the U.S. stock market performance.
Putnam International Growth Fund	Fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.
Putnam Money Market Fund	Fund invests in short-term, high-quality money market securities in an attempt to provide current income and safety of principal.
Genlyte Group, Inc. Common Stock	Invests in Genlyte Group, Inc. common stock.
Thomas Industries Inc. Common Stock	Invests in Thomas Industries Inc. common stock.

Allocation of Investment Income

        On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

Significant Investments

        Investments representing 5% or more of the Plan's net assets at December 31 are as follows:

	2001	2000
Janus Aspen Balanced Fund	$3,588,789	$3,263,317
Putnam Fund for Growth and Income	5,225,447	4,820,066
Putnam Voyager Fund	6,840,721	8,050,678
Putnam Asset Allocation: Balanced Portfolio Fund	10,987,251	14,876,376
Putnam S&P 500 Index Fund	6,185,513	6,770,389
Putnam International Growth Fund	2,843,005	2,906,728
Putnam Money Market Fund	5,562,530	3,070,045
Genlyte Group, Inc. Common Stock	5,391,679	4,082,439

Appreciation (Depreciation) of Investments

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(6,532,851)
Common stock	1,147,379

$(5,385,472)

4.    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.    Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated June 7, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.    Trustee

        The trustee has the power to hold, invest, reinvest, control and disburse funds according to the plan document. Plan participants elect the form of investment for their contributions to the Plan and the trustee is responsible for investing those funds accordingly. The Plan administrator directs the trustee to disburse benefit payments to qualified members of the Plan, based on valid disbursement requests.

7.    Party In Interest Transactions

        Certain Plan investments are shares of investment funds managed by Putnam and shares of common stock of Genlyte Group, Inc. and Thomas Industries Inc. While these investments constitute transactions with parties in interest under ERISA, they do not constitute prohibited transactions under ERISA.

9.    Subsequent Event

        Effective January 1, 2002 the Employer Contributions vesting schedule will be as follows.

Years of Service	Percentage Vested
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years of more	100%

Schedule I

Genlyte Thomas Retirement Savings and Investment Plan

Plan Sponsor: Genlyte Thomas Group
EIN 22-3600475 Plan 018

Item 4(i) - Schedule of Assets Held for Investment Purposes
As of December 31, 2001

Identity of Party Involved	Description of Asset	Fair Value
Janus	Aspen Balanced Fund	$3,588,789
PIMCO	Total Return Fund	2,617,235
*Putnam	Fund for Growth and Income	5,225,447
*Putnam	Investors Fund	563,252
*Putnam	Voyager Fund	6,840,721
*Putnam	OTC & Emerging Growth Fund	1,233,534
*Putnam	Asset Allocation: Balanced Portfolio Fund	10,987,251
*Putnam	S & P 500 Index Fund	6,185,513
*Putnam	International Growth Fund	2,843,005
*Putnam	Money Market Fund	5,562,530
*Genlyte Group, Inc.	Genlyte Group, Inc. Common Stock	5,391,679
*Thomas Industries Inc.	Thomas Industries Inc. Common Stock	1,644,056

		$52,683,012

* Party in Interest to the Plan.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genlyte Thomas Retirement Savings and Investment Plan (Name of Plan)
June 24, 2002 (Date)	/s/ TERRY L. LANGE (Signature)

QuickLinks

Report of Independent Auditors
Genlyte Thomas Retirement Savings and Investment Plan Statements of Net Assets Available for Benefits As of December 31, 2001 and 2000
Genlyte Thomas Retirement Savings and Investment Plan Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2001
Genlyte Thomas Retirement Savings and Investment Plan Notes to Financial Statements December 31, 2001 and 2000
Item 4(i) - Schedule of Assets Held for Investment Purposes
Signatures